                     Filed by The Procter & Gamble Company Pursuant to Rule 425
                                               under the Securities Act of 1933


                                          Subject Company: The Gillette Company
                                                 Commission File No.: 001-00922
                                                    Registration No. 333-123309


BOSTON, May 05, 2005 (BUSINESS WIRE) -- The Gillette Company (NYSE:G) today reported record first-quarter results, with double-digit percentage increases in net sales, profit from operations, net income and diluted net income per share. Strong retail demand for new products, the strength of established brands, a favorable mix to more profitable premium offerings, ongoing overhead cost savings and manufacturing productivity all contributed to the record performance.


Net sales for the first quarter rose 17 percent to $2.61 billion from $2.24 billion in the first quarter last year. Solid volume gains and trade-up were achieved across Gillette's core categories and in all regions, with notable growth in the developing markets of Russia, Turkey and Eastern Europe. Sales also benefited from five additional days in the first quarter of 2005 versus 2004. Favorable foreign exchange contributed 3 percentage points to the net sales gain.


Profit from operations for the quarter climbed 15 percent to $640 million from $556 million last year. The significant profit increase reflected strong demand for premium products across all major lines, and sustained manufacturing productivity and overhead reductions. Profit growth was tempered somewhat by costs related to the planned closure of a battery factory in the U.S., and expenses associated with the proposed merger with Procter & Gamble.


Net income for the quarter rose 19 percent to $449 million from $376 million last year, driven by the strong operating results and a lower effective tax rate, down 1 percentage point to 28 percent from a year ago.


Diluted net income per common share rose to a first-quarter record of 45 cents, up 22 percent from 37 cents a year ago.


"Our year is off to an excellent start, as our record across-the-board results show," said James M. Kilts, chairman, president and chief executive officer. "We see strength in all of our categories and regions, fueled by the robust performance of our existing products and the rollout of our technologically-advanced, premium products like the M3Power shaving system and Oral-B Sonic Complete rechargeable toothbrush. We are continuing to deliver solid manufacturing productivity gains and overhead savings, which are providing the funds to innovate and support our business."


Mr. Kilts said that "there's more to come in 2005 and beyond. Although we will face difficult comparisons in our second quarter, we expect ongoing strength for the first half and full year. We have exciting new products like Venus Vibrance, now launching in North America, and Oral-B Pulsar, the first battery-powered manual toothbrush, which will reach stores in July. Our proposed merger with Procter & Gamble would enhance our ability to accelerate growth opportunities in key developing markets and innovate on significantly broader platforms over the long term."


Results by business segment follow.

     o Blades and Razors net sales for the first quarter climbed 13 percent to $1.17 billion. Profit from operations of $469 million was up 12 percent, compared with a year ago. These results reflected strong trade and consumer demand for new products, which in the first quarter in North America included Venus Disposable, the best ever women's disposable razor, and M3Power Nitro, with a striking design that features a black handle with vibrant green accents. In addition, M3Power was rolled out across Europe and in Australia. In the quarter, M3Power was the top-selling razor in the world with a 20 percent value share. Sales gains were strong in all regions, fueled in part by the Gillette Vector Plus and Slalom entry level systems, which drove increasing demand in Russia, China and India. The quarter's significant profit improvement was due to the strong sales growth, driven by investment-grade advertising and an ongoing shift in mix to premium products in all regions.

     o Duracell net sales of $462 million for the quarter rose 12 percent, resulting from accelerating consumption of alkaline batteries in key markets around the world. Duracell's value share in the U.S. remained stable, due in part to its stepped-up advertising and improved marketing programs, and despite continued promotional activity by low-price and private-label brands compared with the year before. U.S. category sales growth accelerated to 4 percent from a year ago, benefiting from a strong post-holiday shopping season. Category growth was also strong outside the U.S., as Europe, Asia and AMEE (Africa, Middle East and Eastern Europe) all reported solid sales gains. Profit from operations of $91 million was up 23 percent from the prior year, reflecting higher volumes, improved product mix, manufacturing efficiencies and overhead reductions. Profit growth was restrained by costs related to a planned facility closure. The Company said that due to ongoing increases in raw material costs, it will increase Duracell alkaline battery prices by 6 percent to 7 percent in North America, effective August 15.

     o Oral Care net sales for the quarter climbed 31 percent to $413 million. The strong sales advance reflected the success of new products introduced over the past year and ongoing growth in developing markets. Consumer trade-up to the CrossAction Vitalizer and Advantage Artica manual toothbrushes, and to the ProfessionalCare 8000 and Sonic Complete premium rechargeable brushes, strengthened Oral-B's number one position in the global brushing market. The acquisitions of Rembrandt teeth-whitening products and Zooth character-based children's brushes in 2004 also contributed to the net sales advance. Profit from operations of $84 million was 53 percent higher than the prior year. Profit performance reflected higher sales and significantly improved product mix, which was partially offset by a double-digit percentage increase in advertising.

     o Braun net sales grew 18 percent to $306 million for the quarter. Sales growth reflected strong performance in the AMEE region, particularly in Russia and Turkey, as well as ongoing gains in male and female hair removal led by the Braun Activator premium shaver, the new youth-oriented cruZer3 shaver and the Silk Epil female epilator.

     o During the quarter, Braun increased its value share of the male electric shaver market in North America and Europe. In the U.S., for example, Braun posted a 2.7 percentage point gain in value share to
          23.3 percent. Profit from operations of $5 million, down from $21 million last year, was tempered by higher costs related to manufacturing realignment and currency-related increases in European-based manufacturing costs.

     o Personal Care net sales of $256 million for the quarter were up 22 percent. Profit from operations of $28 million was more than double the level of the year before. Growth was driven by new product introductions, including the launch of TAG body sprays, ongoing trade-up to premium products and expansion in developing markets including Russia, Turkey and Poland. Key to the sales gains was the strong performance of shave preparations in all regions, including the launch of Mach3 Gel. The success of Gillette Complete Skin Care in North America continued, highlighted by a 4 percentage point increase in value share of the male skin care segment to 23 percent. Profit growth was also fueled by ongoing manufacturing savings and lower overhead costs.


Capital expenditures, at $128 million in the first quarter, were up from $91 million a year ago. The Company's strong operating performance led to $263 million in free cash flow(a) in the first quarter of 2005, compared to $432 million in the prior year's first quarter, due in part to working capital changes resulting in a net use of cash.


(a) Free cash flow, defined as net cash provided by operating activities net of additions to and disposals of property, plant and equipment, is analyzed by the Company as a measure of its liquidity, as well as its ability to fund future growth and to provide a return to shareholders. Free cash flow is not a measure of the residual cash flow that is available for discretionary expenditures since the Company has certain non-discretionary obligations such as debt service that are not deducted from the measure.


The Company currently plans to file its Form 10-Q on May 9, 2005.


This release contains "forward-looking statements" about the Company's future performance. There are, however, a number of factors that can affect the Company's future prospects and progress. These include, among other things, the acceptance of new products, economic conditions and the competitive market environment, all of which contain elements of uncertainty. Please refer to the Cautionary Statements contained in the Company's 10-K and 10-Q filings for a more detailed explanation of the inherent limitations in such forward-looking statements.

The unaudited consolidated income statement data follow.
(Millions, except per share amounts)

                                            Three Months Ended
                                                 March 31,
                                             2005         2004
Net Sales                                   $2,610       $2,235
                                            ======       ======

Profit from Operations                      $  640       $  556
                                            ======       ======


Income before Income Taxes                  $  625       $  530
Income Taxes                                $  176       $  154
                                            ------      -------
Net Income                                  $  449       $  376
                                            ======      =======



Net Income per Common Share:
  Basic                                      $0.45        $0.37
  Assuming Full Dilution:                    $0.45        $0.37

Average Number of Common Shares Outstanding:
    Basic                                      992        1,005
    Assuming Full Dilution                   1,005        1,012


The data reported above for the three months ended March 31, 2005 and 2004, are based on unaudited statements of income, but include all adjustments that the Company considers necessary for a fair presentation of results for these periods.


The unaudited consolidated balance sheet data follow.

                                                        March 31,      March 31,
                                                          2005           2004
                                                         -------        ------
                                                              (millions)
Cash and Cash Equivalents                                $    226      $    235
Short-term Investments                                      1,061           410
Net Trade Accounts Receivable                                 851           850
Inventories                                                 1,405         1,266
Other Current Assets                                          962           853
Net Property, Plant and Equipment                           3,657         3,561
Other Assets, Including Goodwill and Intangibles            2,825         2,657
                                                         --------      --------
Total Assets                                             $ 10,987      $  9,832
                                                         ========      ========


Total Debt                                               $  3,317      $  3,050
Other Current Liabilities                                   2,927         2,847
Other Noncurrent Liabilities                                1,541         1,633
Stockholders' Equity, before
       Treasury Stock                                      10,885         9,155
Treasury Stock                                             (7,683)       (6,853)
                                                         --------      --------
Stockholders' Equity                                        3,202         2,302
                                                         --------      --------

Total Liabilities and Stockholders' Equity               $ 10,987      $  9,832
                                                         ========      ========

The data reported above for March 31, 2005 and 2004 are based on unaudited balance sheets, and include all adjustments that the Company considers necessary for a fair presentation of financial position for these periods.

Free cash flow, defined as net cash provided by operating activities net of additions to and disposals of property, plant and equipment, is analyzed by the Company as a measure of its liquidity, as well as its ability to fund future growth and to provide a return to shareholders. Free cash flow is not a measure of the residual cash flow that is available for discretionary expenditures since the Company has certain non-discretionary obligations such as debt service that are not deducted from the measure. A reconciliation of free cash flow to the increase in cash and cash equivalents in accordance with Generally Accepted Accounting Principles (GAAP) follows.

                                                             Three Months Ended
                                                                 March 31,
                                                             ------------------
                                                              2005         2004
                                                             -----        -----
                                                                 (millions)
Free Cash Flow                                               $ 263        $ 432
Additions to property, plant and equipment                     128           91
Disposals of property, plant and equipment                     (10)          (7)
Net Cash Provided by Operating Activities                    $ 381        $ 516

Net Cash Used in Investing Activities                        $(331)       $ (55)

Net Cash Used in Financing  Activities(b)                    $ (41)       $(468)

Effect of Exchange Rate Changes on Cash                         (2)          (1)
Increase (Decrease) in Cash and Cash Equivalents
 (GAAP basis)                                                $   7        $  (8)
                                                             =====        =====

(b) No shares were repurchased, under the approved share repurchase program, for the three month period ended March 31, 2005. Share repurchases of $188 million were included in the three month period ended March 31, 2004.


The data reported above are based on unaudited statements of cash flows, and include all adjustments that the Company considers necessary for a fair presentation of results for these periods.


The Gillette Company
Christopher M. Jakubik, 617-421-7968
Vice President, Corporate Investor Relations

Eric A. Kraus, 617-421-7194
Vice President, Corporate Communications


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on March 14, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a preliminary joint proxy statement/prospectus, and Amendment No. 1 to the preliminary joint proxy statement/prospectus on April 22, 2005. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.